FILING PURSUANT TO RULE 425

FILER: K2 INC.

SUBJECT COMPANY: RAWLINGS SPORTING

GOODS COMPANY, INC.

COMMISSION FILE NO. 0-24450

This filing relates to a merger between K2 Inc. (the “Company”) and Rawlings Sporting Goods Company, Inc. (“Rawlings”) pursuant to the terms of an Agreement and Plan of Merger, dated as of December 15, 2002, by and among the Company, Rawlings and Lara Acquisition Sub.

On February 14, 2003, the Company issued the following press release regarding establishing the Record Date as to the merger described above:

Los Angeles, California – February 14, 2003 – K2 Inc. (NYSE: KTO) today announced it has scheduled a special meeting of its stockholders to vote on the previously announced merger agreement with Rawlings Sporting Goods Company, Inc. (NASDAQ NM: RAWL). The special meeting will be held on Wednesday, March 26, 2003, at 11:00 a.m. PST, in Los Angeles, California.

Stockholders of record at the close of business on February 24, 2003, the record date for the special meeting, will be entitled to vote at the meeting. Completion of the merger is subject to customary closing conditions, including approval of the merger agreement by the stockholders of Rawlings at a special meeting being conducted in Fenton, Missouri on the same day, March 26, at 9:30 a.m. CST.

K2 Inc. also announced today that the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the proposed merger has expired.

K2 Inc. filed a registration statement, including a K2 Inc. prospectus, and other relevant documents concerning the proposed merger with the Securities and Exchange Commission on January 17, 2003. The registration statement also included a preliminary joint proxy statement of K2 and Rawlings soliciting the votes of their shareholders with respect to the transaction. A definitive joint proxy statement will be sent to stockholders of K2 Inc. and Rawlings Sporting Goods seeking their approval of the proposed transaction. STOCKHOLDERS OF K2 INC. AND RAWLINGS SPORTING GOODS COMPANY, INC. ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Copies of the these documents filed by K2 Inc. with the SEC also may be obtained free of cost on the SEC’s website, http://www.sec.gov, or upon oral or written request to: John J. Rangel, Senior Vice President-Finance at K2 Inc., telephone number (323) 890-5830 or at jrangel@k2inc.net.

K2 Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies of K2 Inc. stockholders in connection with the proposed merger. A detailed list of the names, affiliations and interests of the participants in the solicitation is set forth in the preliminary joint proxy statement that was filed with the SEC on January 17, 2003 and will be set forth in the definitive joint proxy statement when it becomes available.

This press release is not a proxy statement. The company has not yet filed a definitive proxy statement in connection with the solicitation of proxies relating to the proposed transactions. Stockholders of K2 Inc. and Rawlings Sporting Goods will receive such a statement and a proxy card in connection with the solicitation.

K2 Inc. is a leading designer, manufacturer and marketer of brand-name sporting goods, recreational and industrial products. The company’s sporting goods and recreational products include well-known names such as K2 and Olin alpine skis; K2, Ride and Morrow snowboards, boots and bindings; K2 inline skates; Stearns sports equipment; Shakespeare fishing tackle; K2 bikes; and Dana Design backpacks. K2’s other recreational products include Planet Earth apparel, Adio skateboard shoes and Hilton corporate casuals. K2’s industrial products include Shakespeare extruded monofilaments, marine antennas and composite light poles.

This Filing pursuant to Rule 425 contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent K2’s expectations concerning future events, including, but not limited to, the following: statements regarding market trends of products sold by K2, foreign exchange fluctuations, debt reduction, inventory levels at retail, product acceptance and demand, growth efforts, cost reduction efforts, margin enhancement efforts, product development efforts, success of new product introductions and overall market trends which involve substantial risks and uncertainties. K2 cautions these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather, economic conditions, the financial condition of K2’s customers, unfavorable political developments, rapid changes in marketing strategies, product design, styles and tastes, competitive pricing and the impact of foreign exchange on product costs, and other risks described in K2’s Registration Statement on Form S-4 and Annual Report on Form 10-K filed with the Securities and Exchange Commission.